SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

3061 Industry Drive

Lancaster, Pennsylvania 17603

(717) 397-2777

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Keith E. Gottfried, Esq.

Francis E. Dehel, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Herley Industries, Inc. (the “Company”). The Schedule 14D-9 relates to the tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the common stock, par value $0.10 per share, of the Company pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company, for, $19.00 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The first sentence of Item 5 is hereby amended by replacing the first sentence of such section with the following sentence:

“Pursuant to an engagement agreement between Herley and Jefferies dated August 24, 2010, as amended, Herley has agreed to pay Jefferies a fee currently estimated at approximately $5.2 million for its services, approximately $4.7 million of which is payable contingent upon consummation of the Kratos Transaction. The actual fee will depend, in part, on the amount of Herley’s indebtedness as of the consummation of the Kratos Transaction.”

Item 8. Additional Information

Section (e) of Item 8 captioned “Regulatory Approvals” is hereby amended by replacing the first and second paragraphs under the heading “Compliance with U.S. Antitrust Laws” of such section with the following paragraphs:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Herley Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Herley Common Stock in the Offer may not be completed until the expiration of a 15-day waiting period following the filing by Parent of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Merger Sub’s purchase of Herley Common Stock in the Offer and the Merger on February 28, 2011, and Herley did likewise on February 28, 2011. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the first business day after the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. Accordingly, the waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 15, 2011.  If, before the end of the 15-day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s and Herley’s mutual consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ John A. Thonet
	Name:	John A. Thonet
	Title:	Chairman of the Board
Date: March 8, 2011